Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

September 3, 2013

Conference Call at 8:00 am

Thanks operator.

Good morning and thank you for joining us on short notice. This is Mike Stefanski and with me to discuss our definitive agreement to acquire Vodafone’s stake in Verizon Wireless are Lowell McAdam, our Chairman and Chief Executive Officer; Fran Shammo, our Chief Financial Officer; and Matt Ellis, our Treasurer.

Before we get started, let me point out that yesterday’s press release and the presentation slides for this call are available on the Verizon Investor Relations website. This call is being webcast. Replays and a transcript of this call will also be available on our website.

I would also like to draw your attention to our Safe Harbor statement and other legends on Slides 2 and 3.

Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Discussion of factors that may affect future results is contained in Verizon’s filings with the SEC, which are also available on our website.

This presentation contains certain non-GAAP financial measures. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are also available on our website.

With that, I will now turn the call over to Lowell.

Thanks Mike – and again, good morning everyone.

After a decade of anticipation, I am very pleased to be here today discussing our definitive agreement with Vodafone to acquire their 45 percent stake in Verizon Wireless. After the transaction closes, Verizon will be the sole owner of Verizon Wireless.

This is really a natural next step for Verizon. Full ownership of our wireless asset marks a major milestone for our company. I think there is no better way to deploy our capital than to invest in an asset that today generates more than $80 billion dollars in annual revenue, provides a 50 percent service margin and generates significant cash flows – and is uniquely positioned for future growth and profitability.

Our strategic investment in Verizon Wireless over the last 13 years has been a cornerstone of our business strategy. Our focus on customers, network reliability, and new technology have been the ingredients of a successful partnership with Vodafone, making it the largest and most profitable wireless provider in the United States.

The timing of this transaction is right from both a strategic and financial perspective and it offers substantial commercial and operating benefits. Sole ownership of Verizon Wireless significantly improves our financial and growth profile and enhances value across all Verizon platforms.

From a financial perspective – the capital markets environment is favorable. We will use a balanced mix of cash and common stock to fund the transaction. As we said last January, we have the capacity to execute the transaction. It is designed to be self-funding, as the incremental free cash flow we will acquire exceeds incremental after-tax interest expense and dividends. Importantly, there is no business execution risk because we manage and control the partnership today. This transaction is not based on synergies.

Upon closing, the transaction is expected to be immediately accretive to earnings per share by approximately 10 percent without any one-time adjustments, and accretive to free cash flow. It will also provide access to all of the wireless cash flows. To put this into perspective, the partnership paid special distributions of $25.5 billion dollars since January 2012, of which 45 percent went to Vodafone.

Beyond the financial benefits, there is simply no better asset that fits seamlessly into our portfolio and our strategic beliefs. Our growth strategy has three basic elements – connectivity, platforms, and solutions.

We’re very bullish on the growth outlook for the U.S. wireless marketplace. The United States has one of the strongest economies in the world, a good competitive framework for wireless, and still has lower penetration rates compared with other parts of the world.

There’s still a lot of headroom in core wireless connectivity. With 64 percent penetration of smartphones, we still have about 30 million basic phones in our postpaid connections base. I’d also point out that about one-third of our postpaid connections are 4G LTE, so there is certainly upside here. And we are just getting started in machine to machine and connected devices.

Beyond that, platforms and solutions create even greater opportunities to drive increased usage and growth extensions over connectivity, especially mobile. We also see many opportunities with internet and cloud-based services.

I believe we have a unique asset portfolio to drive continued growth and value over our networks and create an integrated experience for our customers. The digital economy is moving to “mobile first” on everything, which means there are many growth opportunities to pursue.

I’ll talk more in a few minutes about our One Verizon philosophy, but it should be clear to you that these opportunities are more powerful with a mobile component.

Before I turn the call over to Fran, I’d stress the importance of this transaction to the long-term growth of Verizon. This is a great asset and being the sole owner generates significant value for our shareholders.

From a customer perspective, we already operate Verizon Wireless and will continue to deliver an outstanding customer experience in terms of network reliability and quality. We believe this transaction will strengthen the customer experience with the further integration of customer services across platforms, including enhanced video, cloud and security.

I’m now going to turn the call over to Fran to further describe the transaction terms and our financing strategy.

Thanks Lowell. Good morning everyone. Let’s turn to Slide 5 for the key transaction terms.

Our definitive agreement has an aggregate value of $130 billion dollars. The consideration is planned in several forms, so let me take you through the basic structure:

•	We will pay Vodafone $58.9 billion dollars in cash.

•	We will issue common stock currently valued at $60.2 billion dollars, all of which will be distributed directly to Vodafone shareholders.

•	The shares to be issued will be subject to a collar arrangement with a floor price of $47.00 and a cap price of $51.00 that will determine the maximum and minimum number of shares to be issued upon closing of the transaction.

•	Pro-forma, Vodafone’s shareholders will own between 29.2% and 30.9% of the increased number of Verizon’s outstanding common stock, after giving effect to the transaction.

•	We will issue $5 billion dollars in notes to Vodafone.

•	We will return the proceeds from the sale of our minority interest in Omnitel to Vodafone for $3.5 billion dollars.

•	The remaining transaction value of approximately $2.5 billion dollars is a combination of other consideration.

The transaction was unanimously approved by the boards of directors of Verizon and Vodafone, and is subject to customary closing conditions, including regulatory approvals.

Shareholder approval is also required at both companies. We expect to close the transaction in the first quarter of 2014.

With regard to financing, let’s turn to Slide 6.

As you know, we have a very strong balance sheet and have been focused on maintaining financial flexibility.

We have the capacity to execute the necessary debt financing involved in this transaction. The interest rate environment remains favorable.

Post-transaction, we expect to have the capital structure and balance sheet to maintain solid investment grade credit ratings. Both Moody’s and S&P have already issued reports with solid investment-grade ratings of Baa1 and triple B plus (BBB+), respectively.

We filed a Form 8-K this morning, which included financial statements for 2012 and the first half of 2013 to illustrate the “pro forma effect” of the transaction in these periods. Based on the “pro forma” balance sheet at June 30, 2013, our debt to EBITDA leverage would have been approximately 3.0 times.

As I said, we are committed to continuing to invest in the business, our networks and spectrum for growth and innovation, and return value to our shareholders.

The incremental free cash flow generated by Verizon Wireless that we are acquiring is expected to fully fund the transaction, and will help us to pay down the new debt and return to our pre-transaction credit ratings as quickly as possible. And, as always, our dividend policy will continue to be extremely important in delivering value for our shareholders.

As a matter of fact, our board of directors demonstrated their confidence in our future cash flows by declaring a quarterly dividend increase of 2.9 percent. On an annual basis, this increases Verizon’s dividend 6 cents per share from $2.06 per share to $2.12 per share.

Let’s turn to slide 7 and cover our financing strategy.

We have a fully executed bridge facility in place for the full amount of cash required. Our intention is to reduce the majority of the bridge facility with permanent financing prior to closing.

After closing, our intention is to steadily de-lever over the next several years and return to our pre-transaction credit ratings.

Verizon has large and stable cash flows, a high-quality customer base, and a track record of delivering on our financial commitments after significant transactions.

Next, let’s go through the roadmap to completion on Slide 8.

Our first priority is to access the global capital markets with an objective of taking down the bridge financing as quickly as possible.

We will also begin the work required to receive the necessary regulatory approvals. Since we already control the asset and the transaction has no impact on the competitive dynamic in the U.S. marketplace – and there is no change of ownership of our spectrum – we are not anticipating a lengthy review.

We will obtain our shareholder approval and close the transaction during the first quarter of 2014.

With that, I am going to turn it back to Lowell.

Thank you, Fran. Before I conclude and we get to your questions, I want to make a few additional points.

Having full ownership of Verizon Wireless enables the advancement of what we call One Verizon.

As I said earlier, we have a unique asset portfolio to drive continued growth and value over our networks and create an integrated experience for our customers. In my view, we have yet to maximize the value that can be achieved by making our assets work together to solve customer needs and create growth opportunities.

These opportunities are significant – and are more powerful with a mobile component. Some examples are mobile commerce, mobile video and advertising, which include over-the-top; and of course, cloud services.

These are all multi-billion dollar market size opportunities. These opportunities require more than just wireless assets, which I believe, puts Verizon in a better position than most. The fact is, we already have these additional assets. Machine-to-machine, cloud, and video platforms; fiber-based networks, broadband access, security, customer data, and content relationships and rights.

To drive and lead in these offerings, we need to be able to seamlessly operate across all our assets to create and deliver cross network solutions, which we refer to as One Verizon.

With Verizon Wireless as a wholly-owned company, I believe we will be able to be more efficient and market-responsive as a single company with integrated assets.

This is an exciting time for our business and our industry and we are very optimistic about the future.

With that, I will turn the call back to Mike, so we can get to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jason Armstrong, Goldman Sachs.

Jason Armstrong - Goldman Sachs - Analyst

Congratulations. A couple questions, maybe first, Fran, the accretion scenario you guys put in the press release obviously will be somewhat dependent on the incremental cost of debt financing. I’m just wondering for the midpoint you sort of framed 2% — or 10% as the baseline accretion scenario. What are you building in for the average cost of debt financing around that scenario?

And then second question for Lowell just on the points you just made, the One Verizon and how that can be more effective at this point. Can you go into a bit more detail on limitations you faced with the dual ownership structure and maybe how you can compete a little bit differently now? Thanks.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Okay, thanks, Jason. Good morning. So on the accretive nature there is a couple things flowing here. So first is obviously the gross interest expense and at this point, Jason, we have an estimate, but obviously that could change based on the markets, based on our hedging strategies, based on floating versus fixed and based on the terms of what we think we can raise in the public market. So for now I’m not going to disclose exactly what I have built into the model but I think you guys can figure this out.

From a tax rate perspective, which is the other big change here, we have guided from 31 to 33% in the past. If you look at our first six months of this year we’re running at about 30% plus ETR. With this transaction, when you think about it, the 45% of income that is going to come in from Verizon Wireless will actually be taxed at more of a statutory rate between federal and state because we file a consolidated return today.

So where we are at with that is we’re probably going to be somewhere in the range of 35% to 36% on that incremental income — I’m sorry, 38.5% on that incremental income. And when you weight that all together with the rest of the Company our full consolidated ETR now will probably be in the range of 35% to 36%. So that is how you should think about how we came down to our approximately 10% accretive day one. But obviously there are a lot of things that can happen and that can be plus or minus from that number.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Jason, good morning and let me pick up the One Verizon thing. Let me be clear, Vodafone did not hinder us; they were very supportive of what we wanted to do as a business. This is more about market potential moving forward and our ability to compete in a more complex environment. So let’s look at a couple of examples.

Just look at machine to machine, back in 2008 when we bought the C block spectrum we talked about 300%, 400%, 500% penetration and you see countries around the world that are doing that now, Singapore and Hong Kong are at 250% penetration. Where we think we will need to go to get to those levels of penetration and those levels of growth is through things like machine to machine.

So look at healthcare and energy; the big pieces to make that work are things like cloud, we have the Terremark asset, things like the machine to machine platform, we have the Hughes asset, things like high level security, we have the Cybertrust asset — all of those are on the wireline side of the business for us, that is where it made more sense for us to be.

So to be able to combine all of those assets with mobile to make a change — a game changing application like that work, we felt that just to be more streamlined made more sense for us. So we see this transaction as making sense financially, as Fran just went through with EPS accretion, but we see it as clearing the road, if you will, for us to very aggressively go after these new market opportunities in a One Verizon framework.

Jason Armstrong - Goldman Sachs - Analyst

Great, thank you.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, thank you. Let’s take the next question, please.

Operator

Phil Cusick, JPMorgan.

Phil Cusick - JPMorgan - Analyst

I guess two. First, as you talk to the rating agencies about the cash flow and the deleveraging for the next few years, can you give us an idea of how you talked about spectrum? With a couple of big potential auctions coming in the next few years, is there — should we still expect that you’re going to be a big participant there and do you have that ability?

And then second of all, what can be done to limit the flow back from the shares that are going to be put into Vodafone hence? Thanks.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

So, Phil, this is Lowell. I will let Fran take the rating agency and the flow back part of the question. But clearly Verizon, over the last 13 years that we’ve been a Company, has been very focused on network quality, that does not change.

As we have — as Fran and I have looked at every scenario to finish this transaction, we always had the baseline of maintaining and exceeding our own high standards. As you know, we just won the JD Power award for network quality in all six regions across the country; we will continue to maintain that kind of network leadership as we go forward.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

So, Phil, in the details with the rating agencies, obviously we had a lot of conversation around future auctions and unfortunately for us today where we sit we’re actually not sure what actually is going to be auctioned at the end of 2014 going into 2015.

So we have done our own planning and have those discussions with the agencies and that is how they arrived at their current — their one notch downgrade based on the incremental cash flow and what our future commitments are.

And of course our commitment to the ratings agencies, both Lowell and I, the top priority post the completion of this transaction is to pay debt down as quickly as we possibly can. But we also made it clear that we would invest and continue to participate in future auctions.

On the share flow back issue, obviously this is something that we looked at; we’ve carefully taken a look at the overlaps and who has to sell and who can hold. A couple points here — we will continue to be listed on the London Stock Exchange through the CDI mechanism so it will be easy for shareholders to trade in our stocks and maintain that stock.

Obviously the critical point here is we will have new shareholders through Verizon who never held us before. And Lowell and I will be going out on the road over the next two weeks to really sell the Verizon story so that they feel comfortable over the long-term viability of creating shareholder value within this Company in this transaction.

So we have looked at it. Keep in mind that share flow back is a very short-term component and we believe that based on our advisors and what we have looked at this will clear itself within 90 days and we’ll be into our long-term return profile.

Phil Cusick - JPMorgan - Analyst

Thanks, Fran. Thanks, Lowell.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, ready for the next question.

Operator

John Hodulik, UBS.

John Hodulik - UBS - Analyst

Okay, thanks. Two quick ones. First, I guess in a follow-up to Phil’s question, there was some commentary about the potential investments in Canada and how your view may have changed. And I guess, Lowell, is it a function of the bigger balance sheet or just other issues that you are facing in potentially expanding into that market?

And then secondly on the One Verizon plan, is it — I know you said that it’s not a synergy based deal, but are there some potential cost savings that come along with being able to move forward with Verizon as it relates to the wireless business — with the One Verizon as it relates to the wireless business or is it all revenue opportunities there? Thanks.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Okay, so, John, good morning. Look, I just have to say that the press made a lot more of our interest in Canada than there was on the fourth floor of Basking Ridge. It is something that we look at, we look at a lot of different countries around the world, we will continue to do that. But it was always on the fringe for us.

And as Fran and I have looked at opportunities to push the One Verizon that I talked about before, those are much better returns for our shareholders than going into Canada. So we never really seriously looked at this — I mean, we looked at it but we never seriously considered the move and it is off the table at this point.

On your question on One Verizon, certainly it is far more revenue and growth oriented than it is cost structure. But, look, you guys know us. You have worked with Fran and me for years, we’re going to go for every opportunity we have around the business.

And there are some things that we’re going to do to streamline our cost structure. But that is not the foundation of the deal and frankly we don’t want you guys writing in your models a bunch of changes around that because on the scale of a $130 billion transaction that is a very minor point.

John Hodulik - UBS - Analyst

Got you. Thanks, Lowell.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, ready for the next question.

Operator

Simon Flannery, Morgan Stanley.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Simon Flannery - Morgan Stanley - Analyst

Fran, there is a reference to a $15 billion right that you have to substitute cash for stock. Can you just go into what circumstances you might exercise that? And then I know, Lowell, in the past you’ve talked about your interest in international opportunities. I know your balance sheet is going to be a priority here. But if the right opportunity comes up are you still looking at things in Europe and elsewhere if that suits the strategy? Thanks.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Thanks, Simon. Good morning. So on this one, this just went around to trying to keep the transaction as financially flexible as we could, having a compromise on both sides of the table. And this just gave us the ability if we decided to was to issue equity pre-close and raise that cash in the equity market ourselves.

Again, this just brought more flexibility to us to keep our doors open to do various things. I’m not saying we will or we won’t, it was just one of those things that we’ve negotiated to give us the flexibility.

Simon Flannery - Morgan Stanley - Analyst

Okay, thanks.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

And on the international side, Simon, I think everyone knows, Vittorio and I looked at putting the two companies together and just decided for both of our shareholders that didn’t make sense. But that doesn’t mean that we would write off any international opportunity going forward. I mean remember we’ve got service in 150 countries already, we’ve got 35 cloud centers, we’ve got an extensive IP network, about 70% of the world’s Internet traffic touches our IP network every day.

So we’ve got a lot of presence internationally right now. And we will look for selective things that make sense. The big key for us is going to be does it enhance shareholder value? And right now we need to be very focused on getting the bridge — the permanent financing in place, continuing to deliver results for our investors and we’ll look at opportunities to enhance it as we go forward.

Simon Flannery - Morgan Stanley - Analyst

Great, thank you.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Okay, Brad, next question, please.

Operator

David Barden, Bank of America.

David Barden - BofA Merrill Lynch - Analyst

Congrats on the deal. Maybe just two if I could. Just quick, Fran, I think at the beginning you said this deal was definitely not based on synergies. But my expectation would be that there had to have been some structural aspects to Verizon Wireless that were set up to help maintain that two owner structure. Is there any material amount of potential savings that you could take out of this integration on the cost side as opposed to the revenue side? It would be helpful to kind of understand that.

And then just second on the FX side, I just want to be clear — was this deal denominated in dollars or pounds? And then you also have a disclosure in the 8-K about the impact of moving FX rates on the potential debt burden. And it looks like you might be targeting something in the mid-teens billions of international bond placements. Could you kind of elaborate on how you plan on structuring that? That would be helpful. Thanks.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

So, David, I will let Fran take the financial piece of that. But the structural part, yes, there were some things that we see the opportunity to streamline. But Vodafone was cooperative on us beginning the process of doing some consolidation. So we had previously consolidated much of our supply chain activities, our real estate activities. Just in the last year Fran has put together a new finance organization, which combines all of our different business units — the major transactions.

And then just about a month or month and a half ago we announced a consolidated product development group within the Company that will report into Tony Melone, our Chief Technical Officer. So we had begun to take those steps; I would say we are maybe halfway down the road, there’s lots of opportunity in front of us here to continue to streamline. So, Fran, do you want to take the financial question?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Sure, thanks, Lowell. So on the affects FX side, David, we do plan to go into the international markets to help replace some permanent financing against the bridge. And obviously when we do that we do have FX exposure, but like we do with all of this.

And if you look back at the Alltel days when we raised our debt and we got some international funding we always entered into cross currency swaps to protect us from that and that would be the strategy. So we think that we can protect ourselves against any of the — that issue. And then also, just to be clear here, this is a deal in dollars, $130 billion.

David Barden - BofA Merrill Lynch - Analyst

Perfect. Thanks, Fran. Thanks, Lowell.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, ready for the next question.

Operator

Michael Rollins, Citi Investment Research.

Michael Rollins - Citi Investment Research - Analyst

Fran, first you commented that you are targeting to get back to pre-transaction ratings, but does that infer a higher target net debt leverage ratio from where you are currently at? And can you give us a sense of maybe what that new target range would be on net debt leverage given that you have full control of the wireless cash flow?

And then, Lowell, if I could just follow up on some of the structural questions? Does it become easier to consider different structural options for Verizon now. For example, I think in the past there has been talk about the idea that wireless and enterprise work well together, sells well together. So maybe you put those businesses closer together and let residential run as an independent segment? Thanks.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Sure, Michael, I’ll take the first one. So thanks for the question. On the pre-transaction rating, obviously we are at an A- today. In speaking to the rating agencies we’ve got some indication as to where the breakpoints were on our rating which was part of why we strategically zeroed in on the debt level that we said we would do on the cash side of this.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

But our projection is as we approach that less than two times we would get back to our historical rating of the A-. And we believe that with the free cash flow that we will generate off of this transaction we could pay that debt down and get there within a reasonable amount of time, somewhere between four and five years. So, right now that would be the projection in our intent to do that.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

And, Mike, I will get to your question. But I do recall that I was on stage with you when I made the comment about this deal being feasible that started this whole thing going. So you have been involved — you have been a key player in this deal.

On the structural options, sure. There are options for us, but I would point out that a couple of years ago when we created the Verizon Enterprise Solutions Group, which John Stratton runs today, we did take the enterprise piece from the wireless organization and put it into that organization.

Are there other things we could do? Yes, there are. But I am very focused on the culture of the organization. And wireless has got a good decision process and an accountability process with the region structure and the area structure; I think that is why we do so well with churn and customer satisfaction.

So, I’m going to be very thoughtful about making operational changes. I think back room infrastructure support is certainly on the table, but I’m a big fan of accountability close to the customer and delivering consistent results. And so, we’re going to be very thoughtful about anything significant.

Michael Rollins - Citi Investment Research - Analyst

Thank you.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, ready for the next question.

Operator

Chris Watts, Atlantic Equities.

Chris Watts - Atlantic Equities - Analyst

I just wanted to follow-up first of all on the flow back angle and just wondered if you could share any of the assumptions you might have on what proportion of that $60 billion in equity may now be looking for a home as some of the European investors sell? And perhaps also to what extent that might be mitigated by any index-related re-weightings that could take place?

And the second one perhaps is more of a strategic question in terms of I guess at the heart of the deal there are two different views here at Verizon and Vodafone about the long-term prospects for the US wireless market in terms of growth and competitive intensity. So I guess this one is for Lowell. But if you could lay out maybe where you saw things differently to Vodafone and why the view that says this is as good as it gets might actually be misplaced? Thank you.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

You know I — Chris, when I talk to Vittorio about this and Gerard Kleisterlee, their chairman, I think the media, frankly, is making — trying to make a distinction about views here.

If you listened to Vittorio’s call yesterday, his view was that the Verizon Wireless was always an investment for them and they’ve been able to realize that investment and use those proceeds now to go back and retool what is their core market.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

And he talked yesterday about expanding in the emerging markets for them and he also talked about investing in the network to really create a gap with the other carriers and the European footprint.

So I think that this case shows that there was a willing buyer and a willing seller and we both had visions that are completely consistent. I have never heard Vittorio say anything publicly or privately that would indicate he is less than bullish on the US market. And obviously we are very bullish on the US market, as we’ve indicated in our remarks. So I think this honestly, Chris, is more of a media and more of a conspiracy theorist sort of approach here than it is reality of the business.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

And then on the flow back question, Chris. I think you answered the question, we obviously have done a lot of detailed review of who holds what and obviously there are certain holders who legally cannot hold Verizon stock or any stock outside of Europe because of their funds. But also we know that there are index funds that will have to buy shares up.

So as I said before, based on our trading volume and what we are predicting the flow back will not have a material effect or we do not anticipate any material effect on the stock price during the flow back and the buy up. And it should clear itself within 90 days. So we don’t really see much issue with the flow back issue.

Chris Watts - Atlantic Equities - Analyst

Great, thanks, guys.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, next question, please.

Operator

Amir Rozwadowski, Barclays.

Amir Rozwadowski - Barclays Capital - Analyst

Coinciding with the deal, you did announce a dividend raise as well. And I was wondering if you could provide us with some color on how you plan to prioritize further cash distribution to shareholders? Is there potentially room for further growth here and balancing that against sort of investing in the network deleveraging and other potential strategic initiatives? That would be helpful in terms of additional color.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Well, Amir, I can let Fran talk a little bit about the technicalities here, but just let me give you our priorities. I mean I think our investors expect us to have the highest priority, which is to continue growth in the Company. So that is why Fran talked about things like spectrum, network quality, etc.

You have seen Verizon do this consistently over the years, whether it was buying ALLTEL or buying MCI, whether — no matter who the CFO was, we always had the priority of getting our leverage ratio down and getting and staying solidly in investment grade.

So Fran and I have a priority that we’re going to get this paid down, we’re going to get into those levels. We will have to see whether that takes us two years or three years, but it will be a very high priority for us. Dividends are also important to our shareholders.

And so it certainly is a Board decision, but I think we have shown throughout the last years that it is a priority for us and I think we’re showing today by declaring the dividend that the Board approved yesterday that we’re going to continue that philosophy going forward. Fran, anything you want to add?

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Fran Shammo - Verizon Communications Inc. - EVP & CFO

No, that’s good.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, next question, please?

Operator

Jennifer Fritzsche, Wells Fargo.

Jennifer Fritzsche - Wells Fargo Securities - Analyst

Congrats. Can you talk about the benefits or any impact this is going to have, either positive or negative, on any contracts that Verizon had with Vodafone such as scale handset buying or international roaming, etc.? And then just, Fran, I did want to confirm that this financing is being issued by Verizon Communications, not Verizon Wireless telco partnership?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

So, Jennifer, let me take the first piece. Vittorio and I talked a lot about that, the teams went through contract by contract and every contract is going to stay in place. We are important roaming partners obviously, we don’t do a lot of handset purchasing together, we did some roadmap planning.

We did a lot of work together on the network, the network teams are very close and they share a lot of information on evolution as well as current performance. So, we’re going to keep those sorts of things intact because the teams work well together and we will see how that evolves over time.

I think Vittorio and I have both said this doesn’t preclude us from doing anything on enterprise that we want to; this was just an opportunity for us to return some proceeds to them so they could retool their business and for us to accelerate our growth profile going forward. So I think you’ve picked up in both my comments and Vittorio’s comments this is a very positive thing, there is no animosity here. We will continue to work closely together as we go forward.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

And, Jennifer, on the Verizon Comm debt, yes, this debt would all be raised at the Verizon Comm. And the comment I would love to make to all of you is finally I get to call a dollar a dollar within Verizon so we won’t have that dispute anymore. So, yes, it is all Verizon Com.

Jennifer Fritzsche - Wells Fargo Securities - Analyst

Great, thank you.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Brad, we have time for one more question.

Operator

Tim Horan, Oppenheimer.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

Tim Horan - Oppenheimer - Analyst

Both for Fran I guess, a two kind of part question — or two different questions. Fran, you are a little exposed obviously to the interest rate market here with this debt refinancing. It sounds like you have kind of hedged some of it with the ability to raise equity. But have you hedged the market at all or how quickly can you move on raising the debt and what kind of duration are you looking for? And then I just had a follow-up on the margin longer-term.

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Okay, thanks, Tim. So on the market, yes, quite honestly we have been hedging for the last two weeks in the marketplace. And we have been buying up those hedges to protect ourselves on the long-term debt since the short-term debt rate is fairly good and steady at this point. So we have hedged the bulk of what we believe will be an long-term, obviously we’ll try to spread this as much as the market will bear.

We would love to go longer-term on as much as we can but it’s a matter of what the market will bear based on the interest rates that are currently out there and the volatility of those rates. So I think we have taken the necessary precautions to do what we need to do to protect ourselves so we will see how we go here.

And as far as replacing the bridge with permanent financing, obviously we are going to move as quickly as we possibly can, both here in the states and internationally and some other markets as we can. So from that point the timeline is as short as we possibly can make it and what the market will bear.

Tim Horan - Oppenheimer - Analyst

And on the overall wireless EBITDA you’ve been basically doubling EBITDA every six to seven years now for quite a long period of time. I know you’re not giving a longer-term forecast, but obviously with this transaction you are extremely optimistic about the longer-term wireless EBITDA growth potential. Can you double EBITDA again over the next six to eight year period with this business given where the margins are?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

That was a good try, Tim. Look, I’ve got to laugh because you questioned me at 49% to 50% at the beginning of this year and we were delivering 49% to 50%. And where I’ll leave it is this — Lowell and I are very focused on generating cash flow, increasing the margin of overall Verizon. At this point you know our focus is on making the wireline segment cash flow positive.

Wireless, obviously if you look at the linear projection of our EBITDA, I think we have a track record that we will continue to expand our profitability overall. So that is where I will leave it for now and thanks for the question.

Tim Horan - Oppenheimer - Analyst

Thanks.

Michael Stefanski - Verizon Communications Inc. - SVP of IR

Before we end the call I would like to turn the call back to Lowell for a few closing remarks.

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Okay, thanks, Mike. And we appreciate all of you joining us this morning on relatively short notice. I just want to underscore what a tremendous opportunity we think this is for the entire business.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

When you look at a business that has 100 million loyal customers, that you have no integration risk over, that is delivering consistently 50% margin, it is truly a unique asset in the telecommunications worldwide market. And obviously we jumped at owning this. We have been saying that for a decade now and we couldn’t be more pleased to have made this acquisition.

This is a value creating transaction that is accretive to earnings right from the close. It will be completely seamless for our customers and beneficial to them as we move into the future. The timing for this is perfect — our stock has appreciated 30% in the last 24 months so we had a very good currency here; the capital markets are very favorable; and our cash flow outlook positions us to service our debt and to continue to invest in those critical platforms for growth and innovation going forward.

Full ownership of Verizon Wireless enhances our flexibility to adapt and innovate for our customers, respond to the competition and continue to create value for our shareholders. So this is a great day for Verizon we are looking forward to the future and, again, thank you for your interest in our Company and our stock. Have a great day.

Operator

Ladies and gentlemen, that does conclude the conference call for today. Thank you for your participation and for using Verizon conference services. You may now disconnect.

FORWARD-LOOKING STATEMENTS — This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements—failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone Group Plc’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION — This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC — Verizon will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFNE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE Prospectus and VERIZON Shareholders are urged to read carefully the Proxy Statement, each together with OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

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SEPTEMBER 03, 2013 / 12:00PM GMT, VZ - Verizon Reaches Agreement To Acquire Vodafone’s 45 Percent Interest In Verizon Wireless - Conference Call

PARTICIPANTS IN THE SOLICITATION — Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.

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